United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 30 June 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2017

SOLID SECOND QUARTER BENEFITING FROM FAVOURABLE WEATHER,
INCREASING FULL-YEAR OUTLOOK

LONDON, 10 August 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the six months ended 30 June 2017 and increases full-year 2017 outlook.
Highlights

•	First-half diluted earnings per share were €0.91 on a reported basis or €0.98 on a comparable basis, including a negative currency translation impact of €0.03.

•	First-half reported revenue totalled €5.4 billion, up 3.0 percent on a comparable basis, or up 5.0 percent on a comparable and fx-neutral basis. Volume grew 3.0 percent on a comparable basis.

•	First-half reported operating profit was €635 million; comparable operating profit was €688 million, up 14.0 percent on a comparable basis, or up 17.0 percent on a comparable and fx-neutral basis.

•	Second-quarter diluted earnings per share were €0.61 on a reported basis or €0.67 on a comparable basis, including a negative currency translation impact of €0.02.

•
CCEP increases full-year guidance for 2017 including comparable and fx-neutral diluted earnings per share growth in a 10 percent to 12 percent range when compared to 2016 comparable results; at recent rates, currency translation would reduce diluted earnings per share by approximately 2 percent.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares quarterly dividend of €0.21 per share.
“We delivered a strong second quarter as we continue to make solid progress in building our new company and realising our planned synergies,” said Damian Gammell, Chief Executive Officer.  “These results reflect the successful execution of our sales and marketing plans, as well as favourable weather throughout the quarter.

“Importantly, our results also continue to support the strategic rationale for creating CCEP,” Mr. Gammell said.  “Looking forward, we remain focused on our long-term business growth through expanding our portfolio, creating value with our customers, and improving in-market execution, all to generate strong cash flow and drive long-term value for our shareholders.”

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Second Quarter Ended 30 June 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	3,054	3,054	(52)	40.5%	5.5%	(2.0)%	7.5%
Cost of sales	1,853	1,845	(31)	36.0%	5.0%	(2.0)%	7.0%
Operating expenses	785	749	(10)	31.0%	2.0%	(1.5)%	3.5%
Operating profit	416	460	(11)	99.0%	15.5%	(3.0)%	18.5%
Profit after taxes	298	326	(8)	97.5%	19.5%	(3.0)%	22.5%
Diluted earnings per share (€)	0.61	0.67	(0.02)	35.5%	19.5%	(3.0)%	22.5%

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Six Months Ended 30 June 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	5,436	5,436	(94)	53.5%	3.0%	(2.0)%	5.0%
Cost of sales	3,321	3,324	(56)	49.0%	3.5%	(1.5)%	5.0%
Operating expenses	1,480	1,424	(19)	47.5%	(2.0)%	(1.0)%	(1.0)%
Operating profit	635	688	(19)	102.0%	14.0%	(3.0)%	17.0%
Profit after taxes	445	478	(14)	112.0%	18.0%	(3.5)%	21.5%
Diluted earnings per share (€)	0.91	0.98	(0.03)	23.0%	18.0%	(3.5)%	21.5%

Operational Review
First-half 2017 diluted earnings per share were €0.91 on a reported basis, or €0.98 on a comparable basis. Currency translation had a negative impact of €0.03 on first-half 2017 comparable diluted earnings per share. First-half 2017 reported operating profit totalled €635 million, up 102.0 percent driven by the inclusion of Germany, Iberia, and Iceland. Comparable operating profit was €688 million, up 14.0 percent on a comparable basis, or up 17.0 percent on a comparable and fx-neutral basis.
Second-quarter 2017 diluted earnings per share were €0.61 on a reported basis, or €0.67 on a comparable basis. Currency translation had a negative impact of €0.02 on second-quarter comparable diluted earnings per share. Second-quarter reported operating profit totalled €416 million, up 99.0 percent versus prior year driven by the inclusion of Germany, Iberia, and Iceland. Comparable operating profit was €460 million, up 15.5 percent on a comparable basis, or up 18.5 percent on a comparable and fx-neutral basis.
Key operating factors in the second quarter include the benefits from our sales and marketing initiatives, country mix, favourable weather, as well as favourable prior year comparables. Additional factors include a modest gross margin increase as revenue per unit case offset increases in costs of sales per unit case, ongoing operating expense management, and post-merger synergy benefits.
Revenue
First-half 2017 reported revenue totalled €5.4 billion, up 53.5 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable revenue was up 3.0 percent, or up 5.0 percent on a comparable and fx-neutral basis.
Second-quarter 2017 reported revenue totalled €3.1 billion, up 40.5 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable revenue was up 5.5 percent, or up 7.5 percent on a comparable and fx-neutral basis. Revenue per unit case was up 3.0 percent on a comparable and fx-neutral basis driven by favourable price, promotion, and package mix. Second-quarter volume increased 4.5 percent on a comparable basis, reflecting the benefits of marketing and brand initiatives, solid execution, and favourable weather conditions.
On a territory basis for the second quarter, Iberia revenues were up 8.5 percent, benefiting from solid execution, with strong growth of Coca-Cola Zero Sugar and sparkling flavours, combined with favourable channel and package mix. Revenue in Germany was up 7.0 percent, given strong volume and revenue per unit case growth driven by the impact of pricing and promotional plans and favourable package mix. Great Britain had strong revenue growth on an fx-neutral basis with gains in both revenue per unit case and volume, driven by solid growth in Coca-Cola trademark, Fanta, and energy. On a reported basis, Great Britain revenues were down 0.5 percent, driven by a decline of the British pound versus the Euro of approximately 9.0 percent. Revenue in France was up 3.5 percent, with strong volume growth and slightly negative revenue per unit case growth, driven in part by solid results in the cold channel, including the impact from new post mix business. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 9.0 percent, benefiting 3.5 percent from the inclusion of Iceland and 5.5 percent growth in previously existing territories. Growth in Northern Europe was led by Belgium, Luxembourg, and the Netherlands, offset by a decline in Norway.
On a brand basis for the second quarter, sparkling brands were up 4.0 percent. Coca-Cola trademark brands increased 3.5 percent, led by double-digit Coca-Cola Zero Sugar growth and modest growth in Coca-Cola Classic. Sparkling flavours and energy grew 7.0 percent with solid growth from Fanta and energy brands. Still brands grew 6.5 percent. Water brands were up 5.0 percent, led by growth in Aquabona and Chaudfontaine, and juices, isotonics and other were up 7.5 percent with growth from Capri-Sun, Aquarius, and teas, notably in Spain.

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Cost of Sales
First-half 2017 reported cost of sales were €3.3 billion, up 49.0 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable cost of sales were €3.3 billion, up 3.5 percent on a comparable basis, or up 5.0 percent on a comparable and fx-neutral basis.
Second-quarter 2017 reported cost of sales were €1.9 billion, up 36.0 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable cost of sales were €1.8 billion, up 5.0 percent on a comparable basis, or up 7.0 percent on a comparable and fx-neutral basis. Second-quarter cost of sales per unit case increased 2.5 percent on a comparable and fx-neutral basis.
Operating Expenses
First-half 2017 reported operating expenses were €1.5 billion, up 47.5 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable operating expenses were €1.4 billion, down 2.0 percent on a comparable basis, or down 1.0 percent on a comparable and fx-neutral basis.
Second-quarter 2017 reported operating expenses were €785 million, up 31.0 percent, driven by the inclusion of Germany, Iberia, and Iceland versus prior year. Comparable operating expenses were €749 million, up 2.0 percent on a comparable basis, or up 3.5 percent on a comparable and fx-neutral basis. This includes the impact of volume growth, partially offset by synergy benefits, and a continued focus on managing operating expenses.

Outlook
For 2017, CCEP now expects low single-digit revenue growth, operating profit growth at the top end of the previously stated high single-digit range, and diluted earnings per share to be up 10 percent to 12 percent. Excluding synergies, CCEP expects operating profit growth to be broadly in-line with revenue growth. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2016 comparable results. At recent rates, currency translation would reduce 2017 full-year diluted earnings per share by approximately 2 percent.
CCEP expects 2017 free cash flow* at the high end of the previous range of €700 million to €800 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs. Capital expenditures are expected to be approximately €600 million, including approximately €100 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2.0 percent. The comparable effective tax rate for 2017 is expected to be approximately 25.0 percent. CCEP does not expect to repurchase shares in 2017.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2017, CCEP expects year-end net debt to adjusted EBITDA* for 2017 to be under 3 times.
* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.21 per share. The dividend is payable 11 September 2017 to those shareholders of record on 28 August 2017. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 10 August 2017. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 BST, 16:00 CEST and 10:00 a.m. EDT. The call can be accessed through the Company’s website at www.ccep.com.

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Financial Details
Financial details can be found in our first-half 2017 filing, available within the next 24 hours at www.morningstar.co.uk/uk/NSM (located under effective date 30 June 2017) and available immediately on our website, www.ccep.com, under the Investors tab.

Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Ros Hunt
+44 (0) 7528 251 022

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its respective products; an inability to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its respective products or business operations; changes in accounting standards; an inability to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the 2016 Annual Report on Form 20-F, published on 12 April 2017. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its public statements may prove to be incorrect.

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Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. As such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, where indicated, we have given effect to the Merger as if it had occurred at the beginning of 2016, thereby including the financial results of CCE, CCEG (Germany) and CCIP (Iberia) along with other adjustments as described below. We have also excluded items affecting the comparability of period-over-period financial performance, including merger and integration costs, restructuring costs, the out of period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 30 June 2017.
‘Comparable’ represents results excluding items impacting comparability during the periods presented including merger and integration costs, restructuring costs, out of period mark-to-market impact of hedges and inventory step up related to acquisition accounting. Additionally, for periods prior to 27 May 2016, comparable includes the results of CCE, Germany and Iberia as if the Merger had occurred at the beginning of 2016 along with acquisition accounting and the additional debt financing costs incurred by CCEP in connection with the Merger. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation, share-based payment expense and adjusted for items impacting comparability. Management utilises adjusted EBITDA and the ratio of net debt to adjusted EBITDA to evaluate operating performance in the context of the Group’s targeted financial leverage.

Supplementary Financial Information - Income Statement
The following tables provide a summary reconciliation of CCEP’s reported results affecting the comparability of CCEP’s period-over-period financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for period-over-period comparability).

Second-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	CCEP
Revenue	3,054	—	—	—	—	3,054
Cost of sales	1,853	(9)	(2)	—	3	1,845
Gross profit	1,201	9	2	—	(3)	1,209
Operating expenses	785	(3)	(31)	(2)	—	749
Operating profit	416	12	33	2	(3)	460
Total finance costs, net	27	—	—	—	—	27
Non-operating items	—	—	—	—	—	—
Profit before taxes	389	12	33	2	(3)	433
Taxes	91	2	13	1	—	107
Profit after taxes	298	10	20	1	(3)	326

Diluted earnings per share (€)	0.61					0.67

Diluted common shares outstanding						489

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Second-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Comparable
	CCEP	Adjust: Merger effects(5)	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	Net tax item(6)	CCEP
Revenue	2,170	718	—	—	—	—	—	2,888
Cost of sales	1,362	421	11	(4)	—	(35)	—	1,755
Gross profit	808	297	(11)	4	—	35	—	1,133
Operating expenses	599	351	9	(118)	(106)	—	—	735
Operating profit	209	(54)	(20)	122	106	35	—	398
Total finance costs, net	39	4	—	—	(5)	—	—	38
Non-operating items	2	(1)	—	—	—	—	—	1
Profit before taxes	168	(57)	(20)	122	111	35	—	359
Taxes	17	11	(5)	32	25	9	(3)	86
Profit after taxes	151	(68)	(15)	90	86	26	3	273

Diluted earnings per share (€)	0.45							0.56

Reported diluted common shares outstanding								332
Adjust: Capital structure share impact related to the Merger								156
Comparable diluted common shares outstanding								488
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the impact of the acquisition accounting change in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of 2016, the impact of acquisition accounting including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, and additional debt financing cost incurred by CCEP in connection with the Merger.

(6)	Amount represents the deferred tax impact related to income tax rate and law changes.

First Six Months 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	CCEP
Revenue	5,436	—	—	—	—	5,436
Cost of sales	3,321	2	(5)	—	6	3,324
Gross profit	2,115	(2)	5	—	(6)	2,112
Operating expenses	1,480	(5)	(48)	(3)	—	1,424
Operating profit	635	3	53	3	(6)	688
Total finance costs, net	51	—	—	—	—	51
Non-operating items	—	—	—	—	—	—
Profit before taxes	584	3	53	3	(6)	637
Taxes	139	—	20	1	(1)	159
Profit after taxes	445	3	33	2	(5)	478

Diluted earnings per share (€)	0.91					0.98

Diluted common shares outstanding						488

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First Six Months 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Comparable
	CCEP	Adjust: Merger effects(5)	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	Net Tax Items(6)	CCEP
Revenue	3,545	1,732	—	—	—	—	—	5,277
Cost of sales	2,229	1,014	14	(7)	—	(32)	—	3,218
Gross profit	1,316	718	(14)	7	—	32	—	2,059
Operating expenses	1,002	901	10	(338)	(119)	—	—	1,456
Operating profit	314	(183)	(24)	345	119	32	—	603
Total finance costs, net	61	12	—	—	(5)	—	—	68
Non-operating items	4	(1)	—	—	—	—	—	3
Profit before taxes	249	(194)	(24)	345	124	32	—	532
Taxes	39	(27)	(6)	88	28	8	(3)	127
Profit after taxes	210	(167)	(18)	257	96	24	3	405

Diluted earnings per share (€)	0.74							0.83

Reported diluted common shares outstanding								283
Adjust: Capital structure share impact related to the Merger								204
Comparable diluted common shares outstanding								487
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the impact of the acquisition accounting change in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of 2016, the impact of acquisition accounting including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, and additional debt financing cost incurred by CCEP in connection with the Merger.

(6)	Amount represents the deferred tax impact related to income tax rate and law changes.

Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	% Change	30 June 2017	1 July 2016	% Change
As reported	3,054	2,170	40.5%	5,436	3,545	53.5%
Add: Germany & Iberia(A)	n/a	718	n/a	n/a	1,732	n/a
Comparable	3,054	2,888	5.5%	5,436	5,277	3.0%
Adjust: Impact of fx changes	52	n/a	(2.0)%	94	n/a	(2.0)%
Comparable & fx-neutral	3,106	2,888	7.5%	5,530	5,277	5.0%

Revenue per unit case	4.52	4.39	3.0%	4.48	4.37	2.5%
___________________________

(A)
Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of 2016. For the second-quarter of 2016 this includes the period from 2 April through 27 May and for the first-half of 2016 this includes the period from 1 January through 27 May.

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Revenue by Geography Comparable	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	Revenue % Change	30 June 2017	1 July 2016	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra(A)	24.5%	23.5%	8.5%	23.0%	22.5%	5.0%
Germany	19.5%	19.5%	7.0%	20.0%	20.0%	2.5%
Great Britain	18.0%	19.0%	(0.5)%	18.0%	19.5%	(3.0)%
France/Monaco	17.0%	17.5%	3.5%	17.5%	17.5%	1.5%
Belgium/Luxembourg/Netherlands	13.5%	13.0%	8.5%	13.5%	13.0%	6.0%
Norway	3.5%	4.0%	(4.0)%	3.5%	4.0%	1.5%
Sweden	3.0%	3.5%	(1.0)%	3.5%	3.5%	(0.5)%
Iceland(B)	1.0%	n/a	—%	1.0%	n/a	—%
Total	100.0%	100.0%	5.5%	100.0%	100.0%	3.0%
___________________________

(A)	Spain/Portugal/Andorra is also referred to as Iberia.

(B)	Iceland was acquired in July 2016.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days(A)	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	% Change	30 June 2017	1 July 2016	% Change
Volume	687	658	4.5%	1,233	1,208	2.0%
Impact of selling day shift	n/a	n/a	—%	n/a	(8)	1.0%
Comparable volume - Selling Day Shift adjusted	687	658	4.5%	1,233	1,200	3.0%
___________________________
(A)    A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

Comparable Volume by Brand Category Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	Volume % Change	30 June 2017	1 July 2016	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.5%	84.5%	4.0%	85.0%	85.0%	2.5%
Coca-Cola Trademark	62.5%	63.5%	3.5%	63.5%	64.5%	1.5%
Sparkling Flavours and Energy	22.0%	21.0%	7.0%	21.0%	20.5%	4.5%
Stills	15.5%	15.5%	6.5%	15.0%	15.0%	5.0%
Juice, Isotonics and Other	8.0%	8.0%	7.5%	8.0%	7.5%	6.5%
Water	7.5%	7.5%	5.0%	7.5%	7.5%	3.0%
Total	100.0%	100.0%	4.5%	100.0%	100.0%	3.0%

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	% Change	30 June 2017	1 July 2016	% Change
As reported	1,853	1,362	36.0%	3,321	2,229	49.0%
Add: Germany & Iberia(A)	n/a	421	n/a	n/a	1,014	n/a
Adjust: Total items impacting comparability	(8)	(28)	(71.5)%	3	(25)	(112.0)%
Comparable	1,845	1,755	5.0%	3,324	3,218	3.5%
Adjust: Impact of fx changes	31	n/a	(2.0)%	56	n/a	(1.5)%
Comparable & fx-neutral	1,876	1,755	7.0%	3,380	3,218	5.0%

Cost of sales per unit case	2.73	2.67	2.5%	2.74	2.66	3.0%
___________________________

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(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of 2016. For the second-quarter of 2016 this includes the period from 2 April through 27 May and for the first-half of 2016 this includes the period from 1 January through 27 May.

Operating Expenses In millions of €	Second-Quarter Ended			Six Months Ended
	30 June 2017	1 July 2016	% Change	30 June 2017	1 July 2016	% Change
As reported	785	599	31.0%	1,480	1,002	47.5%
Add: Germany & Iberia(A)	n/a	351	n/a	n/a	901	n/a
Adjust: Acquisition accounting	n/a	(106)	n/a	n/a	(119)	n/a
Adjust: Total items impacting comparability	(36)	(109)	(67.0)%	(56)	(328)	(83.0)%
Comparable	749	735	2.0%	1,424	1,456	(2.0)%
Adjust: Impact of fx changes	10	n/a	(1.5)%	19	n/a	(1.0)%
Comparable & fx-neutral	759	735	3.5%	1,443	1,456	(1.0)%
___________________________

(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of 2016. For the second-quarter of 2016 this includes the period from 2 April through 27 May and for the first-half of 2016 this includes the period from 1 January through 27 May.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 10 August 2017
	30 June 2017		Moody’s	Standard & Poor’s
Total borrowings	6,349	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	21	Outlook	Stable	Stable
Adjusted total borrowings	6,370
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	306
Net debt	6,064

Supplemental Financial Information - Free Cash Flow

Free Cash Flow(A) In millions of €	Six Months Ended
30 June 2017
Net cash flows from operating activities	470
Add: Disposals of property, plant and equipment	12
Less: Purchases of property, plant and equipment	(198)
Less: Purchases of capitalised software	(7)
Less: Interest paid	(55)
Free Cash Flow	222
___________________________

(A)	Free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.

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Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	30 June 2017	31 December 2016
Non-current assets	15,010	15,143
Current assets	3,828	3,425
Total assets	18,838	18,568
Non-current liabilities	8,122	8,355
Current liabilities	4,136	3,752
Total liabilities	12,258	12,107
Total equity	6,580	6,461
Total equity and liabilities	18,838	18,568

Total non-current assets decreased €133 million, or 1 percent, from €15,143 million at 31 December 2016 to €15,010 million at 30 June 2017. This change was driven by a decrease in property, plant and equipment of €225 million offset by an increase in intangible assets and goodwill of €56 million and €95 million, respectively.  These movements were primarily due to the finalisation of our acquisition accounting for Germany and Iberia and negative currency effects during the period.

Total current assets increased €403 million, or 12 percent, from €3,425 million at 31 December 2016 to €3,828 million at 30 June 2017. This change was driven by inventories and trade accounts receivable increasing by €129 million and €291 million, respectively, as a result of seasonality and higher sales in the latter part of the interim period.

Total non-current liabilities decreased by €233 million, or 3 percent, from €8,355 million at 31 December 2016 to €8,122 million at 30 June 2017, primarily driven by the reclassification of term loan borrowings to current liabilities.

Total current liabilities increased €384 million in 2016, or 10 percent, from €3,752 million from 31 December 2016 to €4,136 million at 30 June 2017, primarily driven by the €200 million term loan borrowing reclassification and trade and other payables increasing by €165 million driven by seasonality and higher accruals for our customer marketing agreements.

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Principal Risks and Uncertainties
The Directors recognise that the Group’s risk management programme is essential to understand the nature, scope, potential likelihood and impact of enterprise-wide risks and to manage them effectively, responding appropriately to the changing risk profile of our operating environment. The Directors believe a strong risk culture with a clear risk management programme in CCEP will ensure well-informed business decisions are taken and risks are actively managed throughout the Group.
The following is a summary of the Group’s Principal Risks and Uncertainties that are included in our 2016 Annual Report:

•	Changing Consumer Preferences and the Health Impact of Soft Drinks

•	Legal and Regulatory Intervention

•	Business Integration and Synergy Savings

•	Cyber and Social Engineering Attacks

•	Market

•	General Economic Conditions

•	Alignment of Strategic Objectives with The Coca-Cola Company (“TCCC”) and Franchisors

•	Product Quality
Our Principal Risks and Uncertainties have not changed materially in the first six months of 2017 and represent our Principal Risks and Uncertainties for the remaining six months of the year. For further details about our Principal Risks and Uncertainties please refer to pages 24 - 35 of our 2016 Annual Report.

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Related Parties
Related party disclosures are presented in Note 10 of the Notes to the Condensed Consolidated Interim Financial Statements contained in this Interim Financial Report.

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Going Concern
After making appropriate enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. Accordingly, this Interim Financial Report has been prepared on a going concern basis.

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Responsibility Statement
The Directors of the Company, whose names are set out below, confirm that to the best of their knowledge:

•
The condensed interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and issued by the International Accounting Standards Board.

•
The interim management report includes a fair review of the information required by the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (“DTR”) 4.2.7 and DTR 4.2.8 as follows:

•
DTR 4.2.7R of the DTRs, being an indication of important events that have occurred during the first six months of the current financial year and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•
DTR 4.2.8 R of the DTRs, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Company during that period and any changes in related party transactions that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Sol Daurella Comadrán	Chairman
Damian Gammell	Chief Executive Officer
José Ignacio Comenge Sánchez-Real	Non-Executive Director
J. Alexander M. Douglas, Jr.	Non-Executive Director
Irial Finan	Non-Executive Director
Alfonso Líbano Daurella	Non-Executive Director
Mario Rotllant Solá	Non-Executive Director
Francisco Ruiz de la Torre Esporrín	Non-Executive Director
Jan Bennink	Independent Non-Executive Director
Christine Cross	Independent Non-Executive Director
Javier Ferrán	Independent Non-Executive Director
L. Phillip Humann	Independent Non-Executive Director
Orrin H. Ingram II	Independent Non-Executive Director
Thomas H. Johnson	Independent Non-Executive Director
Véronique Morali	Independent Non-Executive Director
Garry Watts	Independent Non-Executive Director
Curtis R. Welling	Independent Non-Executive Director

On behalf of the board

Damian Gammell	Manik Jhangiani
Chief Executive Officer	Chief Financial Officer
10 August 2017

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Second Quarter Ended		Six Months Ended
		30 June 2017	1 July 2016	30 June 2017	1 July 2016
	Note	€ million	€ million	€ million	€ million
Revenue		3,054	2,170	5,436	3,545
Cost of sales		(1,853)	(1,362)	(3,321)	(2,229)
Gross profit		1,201	808	2,115	1,316
Selling and distribution expenses		(553)	(331)	(1,047)	(553)
Administrative expenses		(232)	(268)	(433)	(449)
Operating profit		416	209	635	314
Finance income	8	11	5	25	9
Finance costs	8	(38)	(44)	(76)	(70)
Total finance costs, net		(27)	(39)	(51)	(61)
Non-operating items		—	(2)	—	(4)
Profit before taxes		389	168	584	249
Taxes	11	(91)	(17)	(139)	(39)
Profit after taxes		298	151	445	210

Basic earnings per share (€)	4	0.61	0.46	0.92	0.76
Diluted earnings per share (€)	4	0.61	0.45	0.91	0.74

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Second Quarter Ended		Six Months Ended
		30 June 2017	1 July 2016	30 June 2017	1 July 2016
	Note	€ million	€ million	€ million	€ million
Profit after taxes		298	151	445	210
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(73)	(171)	(77)	(154)
Tax effect		—	—	—	—
Foreign currency translation		(73)	(171)	(77)	(154)
Net investment hedges:
Pretax activity, net		—	107	—	(66)
Tax effect		—	(37)	—	22
Net investment hedges, net of tax		—	70	—	(44)
Cash flow hedges:
Pretax activity, net		9	9	13	21
Tax effect		(1)	(1)	(2)	(3)
Cash flow hedges, net of tax		8	8	11	18
Other comprehensive loss for the period, net of tax		(65)	(93)	(66)	(180)
Comprehensive income for the period		233	58	379	30

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		30 June 2017	31 December 2016
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	8,400	8,344
Goodwill	5	2,522	2,427
Property, plant and equipment	6	3,768	3,993
Non-current derivative assets		2	35
Deferred tax assets		255	274
Other non-current assets		63	70
Total non-current assets		15,010	15,143
Current:
Current derivative assets		17	23
Current tax assets		29	16
Inventories		802	673
Amounts receivable from related parties	10	95	95
Trade accounts receivable		2,151	1,860
Other current assets		428	372
Cash and cash equivalents		306	386
Total current assets		3,828	3,425
Total assets		18,838	18,568
LIABILITIES
Non-current:
Borrowings, less current portion	8	5,274	5,562
Employee benefit liabilities		266	278
Non-current provisions	12	49	89
Non-current derivative liabilities		38	1
Deferred tax liabilities		2,289	2,248
Other non-current liabilities		206	177
Total non-current liabilities		8,122	8,355
Current:
Current portion of borrowings	8	1,075	875
Current portion of employee benefit liabilities		23	24
Current provisions	12	143	221
Current derivative liabilities		6	8
Current tax liabilities		102	44
Amounts payable to related parties	10	204	162
Trade and other payables		2,583	2,418
Total current liabilities		4,136	3,752
Total liabilities		12,258	12,107
EQUITY
Share capital		5	5
Share premium		124	114
Merger reserves		287	287
Other reserves		(485)	(419)
Retained earnings		6,649	6,474
Total equity		6,580	6,461
Total equity and liabilities		18,838	18,568

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		30 June 2017	1 July 2016
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		584	249
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	220	118
Amortisation of intangible assets	5	29	15
Share-based payment expense		7	27
Finance costs, net		51	61
Income taxes paid		(79)	(70)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable		(310)	(184)
Decrease/(increase) in inventories		(130)	(41)
Increase/(decrease) in trade and other payables		114	149
Increase/(decrease) in provisions		(116)	17
Change in other operating assets and liabilities		100	(3)
Net cash flows from operating activities		470	338
Cash flows from investing activities:
Cash from acquisition of bottling operations		—	149
Purchases of property, plant and equipment		(198)	(157)
Purchases of capitalised software		(7)	(17)
Proceeds from sales of property, plant and equipment		12	3
Settlement of net investment hedges		—	(8)
Net cash flows used in investing activities		(193)	(30)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs		—	3,174
Changes in short-term borrowings		—	89
Repayments on third party borrowings		(19)	(4)
Repayment of loan with TCCC assumed in acquisition		—	(73)
Interest paid		(55)	(53)
Return of capital to CCE shareholders		—	(2,963)
Dividends paid		(286)	(122)
Exercise of employee share options		10	13
Repurchases of share-based payments		—	(27)
Other financing activities, net		(1)	(10)
Net cash flows used in financing activities		(351)	24
Net change in cash and cash equivalents		(74)	332
Net effect of currency exchange rate changes on cash and cash equivalents		(6)	(6)
Cash and cash equivalents at beginning of period		386	156
Cash and cash equivalents at end of period		306	482
Non-cash investing and financing activities:
Finance lease additions		7	5

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Treasury shares	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2015		3	2,729	—	(180)	(3,307)	1,626	871
Profit after taxes		—	—	—	—	—	210	210
Other comprehensive income / (expense)		—	—	—	(180)	—	—	(180)
Total comprehensive income		—	—	—	(180)	—	210	30
Shares utilised for share-based payments prior to Merger		—	9	—	—	(6)	6	9
Cancellation of CCE shares		(3)	(2,738)	(572)	—	3,313	—	—
Issuance of CCEP shares at Merger		3	—	8,466	—	—	—	8,469
Group reconstruction transaction		2	7,605	(7,607)	—	—	—	—
Issuance of shares post-Merger		—	4	—	—	—	—	4
Return of capital to CCE shareholders		—	—	—	—	—	(2,963)	(2,963)
Capital reduction		—	(7,500)	—	—	—	7,500	—
Reclassifications of share-based payments		—	—	—	—	—	(22)	(22)
Equity-settled share-based payment expense		—	—	—	—	—	17	17
Share-based payment tax benefits		—	—	—	—	—	3	3
Dividends		—	—	—	—	—	(122)	(122)
Balance as at 1 July 2016		5	109	287	(360)	—	6,255	6,296

Balance as at 31 December 2016		5	114	287	(419)	—	6,474	6,461
Profit after taxes		—	—	—	—	—	445	445
Other comprehensive income / (expense)		—	—	—	(66)	—	—	(66)
Total comprehensive income		—	—	—	(66)	—	445	379
Issuances of shares		—	10	—	—	—	—	10
Equity-settled share-based payment expense		—	—	—	—	—	5	5
Share-based payment tax benefits		—	—	—	—	—	12	12
Dividends	9	—	—	—	—	—	(287)	(287)
Balance as at 30 June 2017		5	124	287	(485)	—	6,649	6,580

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company) was formed on 28 May 2016 through the merger of the legacy businesses of Coca-Cola Enterprises, Inc., (CCE), Coca-Cola Iberian Partners (CCIP) and Coca-Cola Erfrischungsgetränke (CCEG) (the Merger). Under the terms of the Merger, in July 2016, the Company completed an acquisition of Vifilfell hf., the Coca-Cola bottler in Iceland.
The Company and its subsidiaries (together CCEP, the Group) are a leading consumer goods group in Western Europe, selling, making and distributing an extensive range of ready-to-drink beverages. The Group is the world’s largest independent Coca- Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP was incorporated as a public company limited by shares under the laws of England and Wales with the registered number in England of 09717350. The Group’s shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, Euronext London and the Spanish Stock Exchange. The address of the Company’s registered office is Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. The Group’s financial results are affected by a number of factors, including, but not limited to, consumer preferences, cost to manufacture and distribute products, foreign currency exchange rates, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2016, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and International Accounting Standard 34, “Interim Financial Reporting” (IAS 34) and should be read in conjunction with our 2016 Consolidated Financial Statements. The 2016 Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, have been delivered to the Registrar of Companies.
The 2016 Consolidated Financial Statements include a full description of the Group’s accounting policies. The same accounting policies and methods of computation have been used as described in the 2016 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
Newly adopted standards
A number of amendments to IFRSs became effective for the financial year beginning 1 January 2017, however the Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new standards. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
The amendments to IFRS effective for periods beginning on 1 January 2017 relevant the Group are described below:
IAS 7, “Statement of Cash Flows”
In January 2016, the IASB issued an amendment to IAS 7 introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The additional disclosure is information that will allow users to understand changes in liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after 1 January 2017. The additional disclosure if applicable, will be provided in the 2017 year end financial statements.
IAS 12, “Income Taxes”
In January 2016, the IASB issued amendments to clarify the requirements for recognising deferred tax assets on unrealised losses. The amendments clarify the accounting for deferred taxes where an asset is measured at fair value and the fair value is below the asset’s tax base. The amendments also clarify certain other aspects of accounting for deferred tax assets. The amendments were effective from 1 January 2017 and did not have an impact on the condensed consolidated interim financial statements or comparative information.

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Standards issued but not yet effective
The standards and interpretations that are issued (although in some cases not yet adopted by the EU), but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements, are disclosed below. These standards will be adopted, if applicable, when they become effective. The impact the standards will have on the Group’s financial statements is being evaluated.
IFRS 15, “Revenue from Contracts with Customers”
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, that establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements. The new revenue standard will supersede all current revenue recognition requirements under IAS 18. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018.
The Group currently expects to adopt IFRS 15 on a modified retrospective basis and is continuing to assess all future impacts of the guidance by reviewing current contracts with customers to identify potential differences that could result from applying the new guidance. At this point, the Group does not expect the adoption of IFRS 15 to have a material impact on the Group’s consolidated financial statements. As we complete our overall assessment, the Group is also identifying and preparing to implement changes, as necessary, to accounting policies and practices, business processes, systems and controls to support the new revenue recognition and disclosure requirements. Our assessment will be finalised during second half of 2017.
IFRS 9, “Financial Instruments”
In July 2014, the IASB issued the final version of IFRS 9, “Financial Instruments” that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018.
The Group currently expects to adopt IFRS 9 on a modified retrospective basis and is continuing to assess all future impacts of the guidance on the Group’s current hedging activities, risk management strategies and additional disclosure requirements. At this point, the Group does not expect the adoption of IFRS 9 to have a material impact on its consolidated financial statements. Our assessment will be finalised during second half of 2017.
IFRS 16 “Leases”
In January 2016, the IASB issued IFRS 16, “Leases”. The new standard supersedes IAS 17. The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 and related interpretations. Accordingly, a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted. IFRS 16 allows either a full retrospective application or a modified retrospective application.
The Group is currently evaluating the impact that IFRS 16 will have on its consolidated financial statements.
Reporting Periods
Results are presented for the interim period from 1 January 2017 to 30 June 2017. For the comparable interim period, CCEP as the successor company to CCE, is reporting the results of CCE for the period 1 January 2016 to 27 May 2016 and the results for CCEP from 28 May 2016 to 1 July 2016.
The Group’s financial year ends on 31 December. For interim half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was one less selling day in the six months ended 30 June 2017 versus the six months ended 1 July 2016, and there will be the same number of selling days in the second six months of 2017 and the second six months of 2016 (based upon a standard five-day selling week).
The following table summarises the number of selling days by quarter, for the years ended 31 December 2017 and 2016 (based on a standard five-day selling week):

	Quarter 1	Quarter 2	Half Year	Quarter 3	Quarter 4	Full Year
2017	65	65	130	65	65	260
2016	66	65	131	65	65	261
Change	(1)	—	(1)	—	—	(1)

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Trading Seasonality
Operating results for the first half of 2017 may not be indicative of the results expected for the year ending 31 December 2017 as sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange Rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the Second Quarter Ended		Average for the Six Months Ended		Closing as at
	30 June 2017	1 July 2016	30 June 2017	1 July 2016	30 June 2017	31 December 2016
UK Sterling	1.16	1.27	1.16	1.28	1.14	1.17
US Dollar	0.91	0.89	0.92	0.90	0.88	0.95
Norwegian Krone	0.11	0.11	0.11	0.11	0.10	0.11
Swedish Krone	0.10	0.11	0.10	0.11	0.10	0.10
Icelandic Krone	0.01	n/a	0.01	n/a	0.01	0.01

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Note 2
BUSINESS COMBINATIONS
As described in our 2016 Consolidated Financial Statements, the fair values of the assets and liabilities acquired as part of the Merger remained provisional as at 31 December 2016 due to the complexity of the acquired businesses. During the second quarter of 2017, the Group finalised the valuation process and adjustments to certain of the provisional amounts were recorded based on new information obtained about facts and circumstances that existed at the date of Merger. This additional information primarily resulted in changes to: (1) the valuation inputs used to determine the fair values of property, plant and equipment and intangible assets and (2) the assessment of recoverability of future taxable profits relating to certain deferred tax assets provisionally recognised.
Management concluded that the changes in the fair values from the provisional amounts disclosed in the 2016 Consolidated Financial Statements were not material to the Group’s 2016 Consolidated Financial Statements taken as whole. While certain individual line items on the Statement of Financial Position were impacted by a quantitative amount that is more than inconsequential, the overall impact on the Group’s year-ended 31 December 2016 financial position and its operating results for the year ending 31 December 2016 was not significant. Management concluded that the changes, individually and collectively, would not reasonably influence the economic decisions of the users of the Group’s financial statements.
As a result, all fair value acquisition accounting adjustments have been recognised in the current period and the Statement of Financial Position as of 31 December 2016 and the Consolidated Income Statement for the year-ended 31 December 2016 have not been restated. The following table provides a summary of the final fair value acquisition accounting adjustments made to the provisional amounts recognised:

	Provisional fair values at 31 December 2016	Fair value acquisition accounting adjustments	Final acquisition date fair value
	€ million	€ million	€ million
Intangible assets	5,429	129	5,558
Goodwill	2,342	98	2,440
Property, plant and equipment	2,218	(149)	2,069
Deferred tax assets	91	(48)	43
Other non-current assets	31	(3)	28
Total non-current assets	10,111	27	10,138
Inventories	374	11	385
Trade accounts receivable	789	(39)	750
Other current assets	249	3	252
Total current assets	1,412	(25)	1,387
Total assets	11,523	2	11,525

Deferred tax liabilities	(1,580)	(7)	(1,587)
Other non-current liabilities	(54)	(11)	(65)
Total non-current liabilities	(1,634)	(18)	(1,652)
Current tax liabilities	(18)	3	(15)
Trade and other payables	(950)	13	(937)
Total current liabilities	(968)	16	(952)
Total liabilities	(2,602)	(2)	(2,604)
Note 3
OPERATING SEGMENT
The Group derives its revenues through a single business activity, which is selling, making and distributing ready-to-drink beverages. The Group operates solely in developed markets in Western Europe and has a homogeneous product portfolio across it geographic territories. The Group’s Chief Operating Decision Maker (CODM) allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of ordinary shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally stock options and restricted share units. Share-based payment awards that are contingently issuable upon

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the achievement of a specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.

The following table summarises basic and diluted earnings per ordinary share calculations for the periods presented:

	Six Months Ended
	30 June 2017	1 July 2016
Profit after taxes attributable to equity shareholders (€ million)	445	210
Basic weighted average number of ordinary shares in issue (million)(A)	484	276
Effect of dilutive potential ordinary shares (million)	4	7
Diluted weighted average number of ordinary shares in issue (million)(A)	488	283
Basic earnings per share (€)	0.92	0.76
Diluted earnings per share (€)	0.91	0.74
______________________

(A)	The increase of the basic and diluted weighted average number of ordinary shares in issue as at 1 July 2016 is due to the share allocation made in accordance with the Merger Agreement.

As at 30 June 2017 and 1 July 2016, the Company had 484,270,231 and 482,551,977 shares in issue and outstanding, respectively.
Employee share options to purchase 1,195,618 shares were excluded from the diluted earnings per share calculation because the effect of including these options would be anti-dilutive.
Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 30 June 2017:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2016	8,344	2,427
Additions - capitalised software	7	—
Amortisation expense	(29)	—
Currency translation adjustments	(51)	(3)
Acquisition accounting adjustments(A)	129	98
Net book value as at 30 June 2017	8,400	2,522
______________________

(A)	Refer to Note 2.

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Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 30 June 2017:

Total
€ million
Net book value as at 31 December 2016	3,993
Additions	179
Disposals	(18)
Depreciation expense	(220)
Currency translation adjustments	(17)
Acquisition accounting adjustments(A)	(149)
Net book value as at 30 June 2017	3,768
______________________

(A)	Refer to Note 2.

Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2016 Consolidated Financial Statements.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 30 June 2017 and 31 December 2016, was €6.5 billion and €6.6 billion, respectively. This compared to the carrying value of total borrowings as at 30 June 2017 and 31 December 2016 of €6.3 billion and €6.4 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 30 June 2017 and 31 December 2016 the total value of derivative assets was €19 million and €58 million, respectively. As at 30 June 2017 and 31 December 2016 the total value of derivative liabilities was €44 million and €9 million, respectively.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create on the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Directors. There have been no changes in the risk management policies since the year end.

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Note 8
BORROWINGS AND FINANCE LEASES
Borrowings Outstanding
The following table summarises the Group’s borrowings as at the dates presented:

	30 June 2017	31 December 2016
	€ million	€ million
Non-current:
€350 million 2.00% Notes 2019	347	347
US$525 million 3.50% Notes 2020	457	495
US$250 million 3.25% Notes 2021	217	234
US$300 million 4.50% Notes 2021	263	283
€700 million 0.75% Notes 2022(A)	696	696
€350 million 2.63% Notes 2023	348	348
€500 million 1.13% Notes 2024(A)	494	494
€350 million 2.38% Notes 2025	346	346
€250 million 2.75% Notes 2026	248	248
€500 million 1.75% Notes 2028(A)	491	491
€500 million 1.88% Notes 2030	496	496
Term loan(B)	798	998
Finance lease obligations(C)	73	76
Other borrowings	—	10
Total non-current borrowings	5,274	5,562

Current:
€350 million 3.13% Notes 2017	350	350
€500 million Floating Rate Note 2017(A)	499	499
Term loan(B)	200	—
Finance lease obligations(C)	24	25
Other borrowings	2	1
Total current borrowings	1,075	875
___________________________

(A)
To finance the return of capital to CCE shareholders in connection with the Merger, the Group issued €2.2 billion Eurobond notes with a weighted-average interest rate of 0.9 percent due between November 2017 and May 2028. Unamortised discounts and capitalised financing fees related to these borrowings totalled €18 million as at 30 June 2017.

(B)
To finance the return of capital to CCE shareholders in connection with the Merger, the Group obtained a €1 billion, floating rate bank term loan with annual payments due until 2021. Unamortised capitalised financing fees related to these borrowings totalled €3 million as at 30 June 2017.

(C)	These amounts represent the present values of the Group’s minimum finance lease obligations.
Note 9
EQUITY
Share Capital
As at 30 June 2017, the Company had 484,270,231 fully paid ordinary shares of €0.01 each in issue. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.
Dividends
During the six months ended 30 June 2017, the Company’s dividends totalled €287 million including €82 million based on a dividend rate of €0.17 per share, and two dividends totalling €205 million, each based on a dividend rate of €0.21 per share.

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Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with TCCC
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 30 June 2017, 18 percent of the total outstanding ordinary shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC in the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-year renewal. Additionally, two of the Group’s 17 Directors were nominated by, and are employees of, TCCC.
The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	30 June 2017	1 July 2016
	€ million	€ million
Amounts affecting revenue:
Fountain syrup and packaged product sales	28	14
Amounts affecting cost of sales:
Purchases of concentrate, syrup, mineral water and juice	(1,634)	(1,031)
Purchases of finished products	(13)	(17)
Marketing support funding earned	163	104
Total amounts affecting cost of sales	(1,484)	(944)
Amounts affecting operating expenses:
Other operating credits	2	1
Other operating expenses	(7)	(3)
Total amounts affecting operating expenses	(5)	(2)
Total net amount affecting the Consolidated Income Statement	(1,461)	(932)
The increase in amounts affecting the Condensed Consolidated Interim Income Statement for the six months ended 30 June 2017 is due to the inclusion of Iberia and Germany for the full period.
The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position as at the date presented:

	30 June 2017	31 December 2016
	€ million	€ million
Amount due from TCCC	91	91
Amount payable to TCCC	187	154
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. Cobega indirectly owned 19 percent of the total outstanding ordinary shares of the Group as at 30 June 2017 through its ownership interest in Olive Partners S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by Olive Partners S.A., three of whom are affiliated with Cobega.

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The following table summarises the transactions with Cobega that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	30 June 2017	1 July 2016
	€ million	€ million
Amounts affecting revenues:
Packaged product sales	2	1
Amounts affecting cost of sales:
Purchases of juice concentrates and mineral water	(33)	(6)
Purchases of finished goods and other cost of goods	(5)	(1)
Total amounts affecting cost of sales	(38)	(7)
Amounts affecting operating expenses:
Maintenance and repair services and plant rental expense	5	—
Office rent and other expenses	4	(1)
Total amounts affecting operating expenses	9	(1)
Total net amount affecting the Consolidated Income Statement	(27)	(7)
The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position as at the dates presented:

	30 June 2017	31 December 2016
	€ million	€ million
Amount due from Cobega	4	4
Amount payable to Cobega	17	8
There are no significant transactions with other related parties in the periods presented.
Note 11
TAXES
The same accounting policies and methods of computation have been used as described in the 2016 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
The effective tax rate was 24 percent and 16 percent for the six months ended 30 June 2017 and 1 July 2016, respectively, and 24 percent and 20 percent for the year ended 31 December 2016 and 31 December 2015, respectively.
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate.
The Group maintains provisions for uncertainty relating to tax matters that it believes appropriately reflect its risk, the carrying amount of which as at 30 June 2017 is included in other non-current liabilities on the Statement of Financial Position. The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigations could vary significantly from the Group’s provisions.

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Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions(A)	Total
	€ million	€ million	€ million
Balance as at 31 December 2016	289	21	310
Charged/(credited) to profit or loss:
Additional provisions recognised	35	2	37
Unused amounts reversed	(15)	—	(15)
Utilised during the period	(140)	(1)	(141)
Translation	1	—	1
Balance as at 30 June 2017	170	22	192
______________________

(A)	Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves and are not considered material to these financial statements.

During the six months ended 30 June 2017, the Group recorded provisions totalling €35 million in connection with restructuring activities. The restructuring activities were primarily related to the Belgium Supply Chain Optimisation Project, Germany Restructuring Programme and Iberia Inflight Initiatives, and the CCEP Integration and Synergy Programme. Refer to Note 16 of the 2016 Consolidated Financial Statements for further details about these restructuring activities.
Commitments
There have been no significant changes in commitments since 31 December 2016. Refer to Note 16 of the 2016 Consolidated Financial Statements for further details about the Group’s commitments.
Contingencies
There have been no significant changes in contingencies since 31 December 2016. Refer to Note 16 of the 2016 Consolidated Financial Statements for further details about the Group’s commitments.
Note 13
EVENTS AFTER THE REPORTING PERIOD
On 10 August 2017 the CCEP Board of Directors declared a regular quarterly dividend of €0.21 per share. The dividend is payable 11 September 2017 to those shareholders of record on 28 August 2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 10 August 2017	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer